EVANACHAN LIMITED

AND:

RIMFIRE MINERALS CORPORATION

OPTION AGREEMENT

GOODPASTER PROPERTY

ALASKA

FEBRUARY 22, 2007
Revised

528557-000001-943886v3

TABLE OF CONTENTS

1.0	DEFINITIONS	2
2.0	REPRESENTATIONS, WARRANTIES AND COVENANTS OF RIMFIRE	6
3.0	REPRESENTATIONS AND WARRANTIES OF EVANACHAN	9
4.0	FIRST OPTION	10
5.0	EXERCISE OF FIRST OPTION	11
6.0	SECOND OPTION	12
7.0	FORMATION OF JOINT VENTURE	13
8.0	OPERATOR	15
9.0	RIGHT OF ENTRY	16
10.0	TRANSFER OF PROPERTY	17
11.0	OBLIGATIONS OF THE OPERATOR DURING OPTION PERIOD	18
12.0	TERMINATION OF FIRST OPTION	19
13.0	POWER TO CHARGE PROPERTY	20
14.0	ASSIGNMENT AND TRANSFERS	20
15.0	SURRENDER AND ACQUISITION OF PROPERTY INTERESTS BEFORE TERMINATION OF AGREEMENT	21
16.0	FORCE MAJEURE	22
17.0	CONFIDENTIAL INFORMATION	23
18.0	ARBITRATION	26
19.0	DEFAULT AND TERMINATION	27
20.0	AREA OF COMMON INTEREST	28
21.0	INDEMNITY	28
22.0	NOTICES	30
23.0	GENERAL	31

528557-000001-943886v3
ii

OPTION AGREEMENT

THIS AGREEMENT is dated effective February 22, 2007.

BETWEEN:

EVANACHAN LIMITED, a corporation duly incorporated under the laws of the Province of Ontario having an office address at 99 George Street, 3rd Floor, Toronto, Ontario M5A 2N4

(“Evanachan”)

AND:

RIMFIRE MINERALS CORPORATION, a company duly incorporated under the laws of the Province of British Columbia having an office address at Suite 700 - 700 West Pender, Vancouver, British Columbia V6C 1G8

(“Rimfire”)

AND:

RIMFIRE ALASKA LTD., a company duly incorporated under the laws of the State of Alaska having an office address at Suite 700 - 700 West Pender, Vancouver, British Columbia V6C 1G8

(“Rimfire Alaska”)

WHEREAS:

A. Rimfire is the owner of the mineral claims comprising the Goodpaster Property located in the State of Alaska, as more particularly described in Schedule A hereto subject to underlying net smelter returns royalty interests on certain of the mineral claims that comprise the Property;

B. Rimfire has agreed to grant an exclusive option to Evanachan to acquire a 60% interest in and to the Property, subject to the Underlying Royalties, by performing work upon the Property, as herein provided;

C. Rimfire has agreed to grant an additional exclusive option to Evanachan to increase its interest from 60% to 70% by completing a Feasibility Study all as herein provided; and

D. Rimfire has agreed to grant an additional exclusive option to Evanachan to increase its interest from 70% to 75% by arranging project debt financing, all as herein provided.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $10 now paid by Evanachan to Rimfire and for other good and valuable consideration, the receipt and sufficiency whereof are by Rimfire hereby acknowledged, the parties agree as follows:

1.0 DEFINITIONS
1.1 In this Agreement, except as otherwise expressly provided or as the context otherwise requires:

“Abandoned Areas” has the meaning given to it in Section 15.1.

“Affiliate” has the meaning given to it in the Business Corporations Act British Columbia.

“Agreement” means this Agreement, including the Schedules hereto, as amended or supplemented from time to time.

“Area of Common Interest” means that area as defined in Section 20.1.

“Cash Call” has the meaning given to it in Section 8.5.

“Commercial Production” means the operation of the Property or any portion thereof as a producing mine and the production of mineral products therefrom (excluding bulk sampling, pilot plant or test operations).

“Committed Expenditures” has the meaning given to it in Section 4.2.

“Expenditures” means, without limitation, all Maintenance Costs, and all amounts incurred in doing geophysical, geochemical, land, airborne, environmental and/or geological examinations, assessments, assays, audits and/or surveys; in linecutting, mapping, trenching and staking; in searching for, digging, trucking, sampling, working, developing, mining and/or extracting ores, minerals and metals; in doing diamond and other drilling; in obtaining, providing, erecting, mining and milling including, without limitation, installing and operating mining plant, milling or other treatment plant, ancillary facilities, buildings, machinery, tools, appliances and/or equipment; in construction of access roads and other facilities on or for the benefit of the Property or any part thereof; in transporting personnel, supplies, mining, milling or other treatment plant, buildings, machinery, tools, appliances or equipment in, to or from the Property or any part thereof; in paying reasonable wages and salaries (including “fringe benefits”) of personnel directly engaged in performing work on or with respect to the Property; in payment of assessments or contributions under applicable employment legislation relating to workers’ compensation, unemployment insurance and other applicable legislation or ordinances relating to such personnel; in supplying food, lodging and other reasonable needs for such personnel; in obtaining and maintaining any insurance, in the management of and accounting for work and providing supervisory, legal, accounting, consulting and other contract or professional services or facilities relating to work performed or to be performed hereunder; in paying any taxes, fees, charges, payments or rentals (including payments made in lieu of assessment work) or otherwise incurred to transfer the Property or any part thereof or interest therein pursuant to this Agreement and to keep the Property or any part thereof in good standing, in acquiring access and surface rights to the Property; in carrying out any negotiations and preparing, settling and executing any agreements or other documents relating to environmental or indigenous peoples’ or local residents’ claims, requirements or matters; in carrying out any requirements or prerequisites in order to obtain and obtaining all necessary or appropriate approvals, permits, consents or permissions relating to the carrying out of work, including, without limitation, environmental permits, approvals or consents; in carrying out reclamation or remediation; in improving, protecting, or perfecting title in the Property or any part thereof; in carrying out mineral, soil, water, air or other testing; in preparing engineering, geological, or environmental studies and/or reports and test work related thereto; in preparing a Feasibility Study and any related work or reports preliminary or supplementary thereto.

“Exploration Committee” means the technical and financial committee constituted in accordance with Section 8.2.

“Feasibility Study” means a report or reports prepared by Evanachan or its affiliate or a third party consultant defined as that which the party preparing the feasibility study reasonably expects would be prepared in a manner acceptable to senior lending institutions in support of project financing of work to develop a mine or mines on the Property to Commercial Production in accordance with National Instrument 43-101 of the Canadian Securities Administrators and

generally accepted industry principles, containing a description and analysis of the methods and costs of bringing into production and operation a mine on the Property (or any part thereof) and associated facilities related thereto, which report or reports shall include the confirmation of mineral resources or reserves, as the case may be, by the conduct of detailed drilling works, hydrological and geotechnical works, environmental studies, and, if deemed necessary by the Exploration Committee, the mining of one or more bulk samples of mineralization for metallurgical studies which may require the construction of one or more shafts, the construction of an incline, or works associated with a trial mine. The Feasibility Study shall contain estimates of both capital and operating costs and shall analyze how to proceed with mining operations to economically and commercially extract the target minerals, identify the optimum structure for the mining venture, and include reference to relevant marketing and financial aspects.

“Financing Option” has the meaning given to it in Section 7.2.

“First Option” means the option to acquire a 60% interest of the right, title and interest of Rimfire to and in the Property as provided in Section 4.0.

“First Option Period” means the period during the term of this Agreement from the date hereof to and including the date of exercise of the First Option.

“Maintenance Costs” has the meaning given to it in Section 8.7.

“Mining Work” means every kind of work done on or in respect of the Property or the products therefrom by or under the direction of or on behalf of or for the benefit of a party and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, including but not limited to surface, subsurface and drill core sampling, working and procuring minerals, ores, metals, and concentrates, surveying and bringing any mineral claims or other interests to lease, reporting and all other work usually considered to be prospecting, exploration, development and mining work.

“Option” means the First Option or the Second Option, as applicable.

“Option Period” means the First Option Period or the Second Option Period, as applicable.

“Property” means the mineral claims described in Schedule A, and all mining leases and other mining interests and all ancillary interests derived from or attached to any such claims, and a reference herein to a mineral claim comprised in the Property includes any mineral leases or other interests into which such mineral claim may have been converted. Property also includes any mineral interests that become part of the Property by operation of the Area of Common Interest provided in Section 20.0, but excludes any Abandoned Areas provided in Section 15.0.

“Property Data” means all information and data relating to the Property and acquired by either party pursuant to the exploration or development of the Property.

“Property Rights” means all licences, permits, easements, rights-of-way, certificates and other approvals obtained by either of the parties either before or after the date of this Agreement and necessary for the development of the Property, or for the purpose of placing the Property into production or continuing production therefrom.

“Second Option” has the meaning given to it in Section 6.1.

“Second Option Period” has the meaning given to it in Section 6.2.

“Underlying Royalties” means the net smelter returns royalty interests held by Anglo Gold Ashanti (U.S.A.) Exploration Inc. and Western Keltic Mines Alaska Inc., as more particularly described in Schedule A to this Agreement.

“Work Programs and Budgets” has the meaning given to it in Section 8.2.

1.2 The headings are for convenience only and are not intended as a guide to interpretation of this Agreement or any portion thereof.

1.3 The word “including”, when following any general statement or term, is not to be construed as limiting the general statement or term to the specific items or matters set forth or to similar items or matters, but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its broadest possible scope.

1.4 All accounting terms not otherwise defined herein have the meanings assigned to them, and all calculations to be made hereunder are to be made, in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

1.5 In this Agreement, except as otherwise specified, all references to currency mean United States dollars.

1.6 A reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

1.7 A reference to an entity includes any successor to that entity.

1.8 Words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa.

1.9 A reference to “approval”, “authorization” or “consent” means written approval, authorization or consent.

2.0 REPRESENTATIONS, WARRANTIES AND COVENANTS OF RIMFIRE
2.1 Rimfire represents and warrants to Evanachan that:

(a)	it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the Province of British Columbia;

(b)
Rimfire Alaska is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the State of Alaska, and is qualified to do business in the jurisdiction in which is the Property is located and to hold an interest in the Property;

(c)
Rimfire Alaska, a wholly-owned subsidiary of Rimfire, is the registered and beneficial owner of a 100% interest in the Property, free and clear of any liens, charges, encumbrances or underlying agreements or interests except for the Underlying Royalties;

(d)
it has the full power and authority to direct Rimfire Alaska to perform all tasks, take all actions and execute all documentation necessary to complete the transactions contemplated in this Agreement and shall provide Rimfire Alaska with such direction as and when required to complete the transactions contemplated in this Agreement;

(e)
it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

(f)
it has duly obtained all authorizations for the execution, delivery, and performance of this Agreement, and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws;

(g)
the Property is in good standing with respect to the performance of all obligations (including, without limitation, the payment of any fees) applicable under all laws of the State of Alaska and the federal laws of the United States of America applicable therein (including, without limitation, applicable mining and environmental laws);

(h)	except as expressly set out herein, there are no adverse claims or challenges to Rimfire Alaska’s interest in the Property;

(i)
neither Rimfire nor Rimfire Alaska has assigned, encumbered or entered into any agreement to assign or encumber its rights to the Property or the rights which derive therefrom and has not acquired, with respect to third parties, any obligation whatsoever which would prevent Rimfire from entering into this Agreement;

(j)	upon exercise by Evanachan of the First Option, Rimfire Alaska shall have the legal right and authority to transfer title to an undivided 60% interest in the Property to Evanachan;

(k)
to the best of the knowledge, information and belief of Rimfire, there are no actions, suits, investigations or proceedings before any court, arbitrator, administrative agency or other tribunal or governmental authority, whether current, pending or threatened, which directly or indirectly relate to or affect the Property or the lands comprising the Property nor is Rimfire aware of any facts which would lead it to suspect that the same might be initiated or threatened;

(l)
to the best of the knowledge, information and belief of Rimfire, neither Rimfire nor any other person under the control of Rimfire has directly or indirectly caused, permitted or allowed any contaminants, pollutants, wastes or toxic substances (collectively “Hazardous Substances”) to be released, discharged, placed, escaped, leached or disposed of on, into, under or through the lands (including watercourses, improvements thereon and contents thereof) comprising the Property and, so far as any of them are aware after reasonable inquiry, no Hazardous Substances or underground storage tanks are contained, harboured or otherwise present in or upon such lands (including watercourses, improvements thereon and contents thereof);

(m)
to the best of the knowledge, information and belief of Rimfire, there are no obligations or commitments for reclamation, closure or other environmental corrective, clean up or remediation action directly or indirectly relating to the Property or the lands comprising the Property that have not been previously disclosed in writing to Evanachan;

(n)
the activities directly or indirectly relating to the Property and the use of the lands comprising the Property by Rimfire and by any other person under the control of Rimfire, have been in compliance with all laws of the State of Alaska and the federal laws of the United States of America applicable therein and Rimfire has not received any notice nor is Rimfire aware after reasonable inquiry of any such breach or violation having been alleged;

(o)
no environmental audit, assessment, study or test has been conducted in relation to the lands comprising the Property by or on behalf of Rimfire nor is Rimfire aware of any of the same having been conducted by or on behalf of any other person (including any governmental authority). Notwithstanding the foregoing, Evanachan acknowledges that certain, unrelated business operations and government organizations might reasonably be expected to have been required to conduct tests or studies in connection with environmental activities, but that these are not under the control of or knowledge of Rimfire; and

(p)
Rimfire has disclosed and delivered to Evanachan all information and data, including, without limitation, all historical documentation with respect to title, all geological, geophysical and assay results, maps, environmental studies, tests and assessments and notifications concerning the Property and prior exploration, development, reclamation and remediation work carried out thereon and within Rimfire’s knowledge.

2.2 The representations and warranties contained in Section 2.1 are provided for the exclusive benefit of Evanachan, and a breach of any one or more thereof may be waived by Evanachan in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in Section 2.1 will survive the execution hereof.

2.3 Rimfire covenants that its obligation to pay cash or issue shares to Western Keltic Mines Alaska Inc. (other than cash payments made pursuant to the Underlying Royalties) pursuant to the terms of the Underlying Royalty payable to Western Keltic Mines Alaska Inc., as more particularly described in Schedule A, is solely Rimfire’s obligation and Rimfire specifically acknowledges that this obligation is not a shared obligation with Evanachan.

3.0 REPRESENTATIONS AND WARRANTIES OF EVANACHAN
3.1 Evanachan represents and warrants to Rimfire that:

(a)
it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of Ontario and will within two years from the date of this Agreement, either directly or indirectly through a wholly-owned Alaska subsidiary, be qualified to do business in the jurisdiction in which the Property is located and to hold an interest in the Property;

(b)
has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder; and

(c)
it has duly obtained all authorizations for the execution, delivery, and performance of this Agreement, and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws.

3.2 The representations and warranties contained in Section 3.1 are provided for the exclusive benefit of Rimfire and a breach of any one or more thereof may be waived by Rimfire in whole or in part at any time without prejudice to its right in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in Section 3.1 will survive the execution hereof.

4.0 FIRST OPTION
4.1 Rimfire hereby grants to Evanachan the sole and exclusive right and option, subject to the terms of this Agreement, to acquire a 60% undivided interest the Property free and clear of all charges, encumbrances and claims, save and except for the Underlying Royalties.

4.2 This Agreement and the First Option will terminate if Evanachan has failed to incur a total of US $4,800,000 on the Property in Expenditures in the following amounts and by the times described (any Expenditures incurred in excess of the amount required to be incurred shall be carried forward into the subsequent period or periods):

(a)	US $750,000 on or before November 27, 2007 (the “Committed Expenditures”);

(b)	an aggregate of US $1,500,000 on or before November 27, 2008;

(c)	an aggregate of US $2,250,000 on or before November 27, 2009;

(d)	an aggregate of US $3,000,000 on or before November 27, 2010;

(e)	an aggregate of US $3,800,000 on or before November 27, 2011; and

(f)	an aggregate of US $4,800,000 on or before November 27, 2012.

4.3 During each year of the First Option Period, Evanachan shall notify Rimfire in writing whether or not it elects to continue with the First Option for the period ending November 27 in the ensuing year, such notice to be delivered to Rimfire by February 1 in each such year.

4.4 The Committed Expenditures are a firm and binding commitment by Evanachan to incur Expenditures of US $750,000 on or before November 27, 2007 and will be incurred and distributed in accordance with Sections 4.5 and 4.6. With the exception of the Committed Expenditures, all other Expenditures set out in Section 4.2 may be incurred at the option of Evanachan. Evanachan must incur the minimum aggregate amount of Expenditures in accordance with the schedule set out in Section 4.2 in order to maintain the First Option, subject to force majeure pursuant to  Section 16.0 and the make-up right in Section 4.7.

4.5 The total work Expenditures in Section 4.2 above will include the following minimum work Expenditures for each block of claims, to be incurred by November 27, 2012:

Claim Block	Minimum Total Expenditure
Cal-Surf Scot	US $1,000,000
Eagle-Hawk	US $800,000
ER	US $800,000
Swede-Bou	US $400,000

4.6 50% of the Expenditures will be spent equally among the four claim blocks listed in Section 4.5 until the minimum total Expenditures for each listed claim block has been incurred. The remaining 50% of the annual Expenditures may be incurred by Evanachan on the Property at the discretion of Evanachan.

4.7 Expenditures incurred by any date in excess of the amount of Expenditures required to be incurred by such date shall be carried forward to the succeeding period and qualify as Expenditures. If Expenditures incurred by any date are less than the amount of the Expenditures required to be incurred by such date, Evanachan may pay the deficiency to or to the direction of Rimfire in cash within 45 days after such date, in order to maintain the First Option. Such payments of cash in lieu shall be deemed to be Expenditures incurred on the Property on or before such date, for the purpose of Section 4.0.

4.8 All Expenditures incurred hereunder shall be for the account of Evanachan. Any Expenditures which have been incurred by it will entitle it to claim all tax benefits, credits, write-offs and deductions with respect thereto. Any Expenditures for services provided by affiliates of Evanachan will not exceed the fair market value of such services.

4.9 Rimfire hereby acknowledges receipt from Evanachan of  US $230,000 of the Committed Expenditures, which represents a reimbursement to Rimfire of Rimfire’s 2006 exploration program.

5.0 EXERCISE OF FIRST OPTION
5.1 Evanachan may at any time after it has satisfied its obligations under Section 4.0 exercise the First Option by delivering a notice to Rimfire confirming that Evanachan has incurred Expenditures of at least US $4,800,000 in accordance with Section 4.0, provided always that nothing herein will at any time oblige Evanachan to give such notice.

5.2 If and when the First Option has been exercised, a 60% undivided right, title and interest in and to the Property will vest in Evanachan free and clear of all charges, encumbrances and claims, save and except for the Underlying Royalties.

6.0 SECOND OPTION
6.1 Rimfire hereby grants to Evanachan the sole and exclusive right and option, subject to the terms of this Agreement, to acquire an additional 10% undivided right, title and interest in the Property free and clear of all charges, encumbrances and claims, save and except for the Underlying Royalties (the “Second Option”), such Second Option to be exercisable by Evanachan upon:

(a)	Evanachan having exercised the First Option;

(b)	Evanachan delivering written notice to Rimfire within 90 days of Evanachan exercising the First Option stating that Evanachan has elected to pursue the Second Option;

(c)	Evanachan completing and delivering to Rimfire a Feasibility Study on or before the 10th anniversary of Evanachan delivering the notice contemplated in Section 6.1(b) above.

6.2 Upon electing to pursue the Second Option, which election shall be in writing, Evanachan shall diligently pursue the completion of and shall have 10 years to complete the Feasibility Study (the “Second Option Period”) and deliver the same to Rimfire. Upon Evanachan satisfying the obligations under Section 6.1, it shall have exercised the Second Option and Evanachan shall have a 70% undivided interest and Rimfire shall have a 30% undivided interest in the Property, subject to the Underlying Royalties. Should Evanachan not complete the obligations set out in Section 6.1 within the Second Option Period, the Second Option shall terminate. Upon terminating the Second Option without exercise thereof, Evanachan shall have a 60% undivided interest and Rimfire shall have a 40% undivided interest in the Property and the parties will form a joint venture in respect of the Property in accordance with Section 7.1(a).

6.3 Notwithstanding that Evanachan may elect to exercise the Second Option, Evanachan shall have no obligation to complete the Feasibility Study and subject to the terms and conditions contained in this Agreement, Evanachan shall have the right at any time for so long as the Second Option remains outstanding to terminate the Second Option on 30 days written notice to Rimfire.

6.4 During the term of the Second Option, Evanachan shall incur sufficient Expenditures to keep the Property in good standing.

7.0 FORMATION OF JOINT VENTURE
7.1 Upon either the exercise of the First Option and the termination of the Second Option, or the exercise of both the First Option and the Second Option, or the exercise of each of the First Option, the Second Option and the Financing Option, the parties agree to enter into a joint venture agreement in the form as set out in Schedule B hereto, with such modifications as may be agreed upon by the parties negotiating in good faith. At the commencement of the joint venture the percentage undivided interest and deemed Expenditures by each party shall be one of the following:

(a)	if the joint venture is formed following the exercise of the First Option:

	Percentage Interest	Deemed Expenditures
Evanachan	60%	US $4,800,000
Rimfire	40%	US $3,200,000

(b)	if the joint venture is formed following the exercise of the Second Option:

	Percentage Interest	Deemed Expenditures
Evanachan	70%	US $4,800,000 plus the amount of Expenditures incurred by Evanachan to complete the Feasibility Study
Rimfire	30%	US $3,200,000 plus 3/7 x the amount of Expenditures incurred by Evanachan to complete the Feasibility Study

(c)	if the joint venture is formed following the exercise of the Financing Option:

	Percentage Interest	Deemed Expenditures
Evanachan	75%	US $4,800,000 plus the amount of Expenditures incurred by Evanachan to complete the Feasibility Study and any Maintenance Costs incurred following the completion of the Feasibility Study
Rimfire	25%	US $3,200,000 plus 1/3 x the amount of Expenditures incurred by Evanachan to complete the Feasibility Study and any Maintenance Costs incurred following the completion of the Feasibility Study

7.2. Financing Option
7.2.1 Provided that Evanachan has exercised the Second Option, and the joint venture has not yet been formed pursuant to Section 7.1, within 75 days of receiving a Production Notice (as defined in the joint venture agreement attached as Schedule B), Rimfire may request that Evanachan arrange project financing required for mine costs (the “Financing Option”), in return for an additional undivided 5% legal and beneficial interest in the Property on the terms and conditions described in this Section 7.2.

7.2.2 In order to exercise the Financing Option, Evanachan shall:

(a)	have delivered the Production Notice to Rimfire; and

(b)
arrange project financing for the mine costs as set out in the Feasibility Study, with Rimfire’s portion of the project financing to be recovered solely from 80% of Rimfire’s share of free cash flow from the mining operations and which Evanachan will use best efforts to arrange (for both Evanachan and Rimfire based on prevailing market conditions).

7.2.3 Upon Evanachan having arranged project financing, Evanachan shall have exercised the Financing Option and Rimfire shall transfer to Evanachan an additional undivided 5% legal and beneficial Interest in the Property, free and clear of any liens, charge, encumbrances or underlying agreements or interests, subject only to the applicable terms of the Underlying Royalties.

7.2.4 If Evanachan fails to arrange project financing and does not exercise the Financing Option, Evanachan will retain its then current interest in the Property.

8.0 OPERATOR

8.1 Rimfire shall act as Operator during the first year of the First Option and Evanachan shall act as Operator for all subsequent periods for as long as any of the First Option or Second Option or remain in effect.

8.2 During the First Option Period, the Exploration Committee consisting of one representative of each of Evanachan and Rimfire shall review all Property Data and approve the proposed work programs and work program budgets (each a “Work Program and Budget”) submitted by the Operator. If a decision by the Exploration Committee is not unanimous, Evanachan shall have a casting vote with respect to approval by the Exploration Committee of any proposed Work Program and Budget. The Exploration Committee shall meet not less than once each calendar quarter unless otherwise agreed by the parties.

8.3 The Operator will prepare and submit proposed Work Programs and Budgets for review and approval by the Exploration Committee not later than 30 days prior to the proposed start date of the proposed Work Program, unless otherwise agree to in writing.

8.4 The Operator shall at all times use reasonable commercial efforts to comply with Evanachan’s standards regarding safety, environmental matters, sustainability and dealing with contractors. Evanachan will provide Rimfire with particulars of these standards and template contract language as required.

8.5 During the period in which Rimfire is acting as Operator, Evanachan shall pay to Rimfire on a monthly basis in advance Expenditures pursuant to approved Work Programs and Budgets for the next 30 days including Maintenance Costs. These monthly advances will be requested in writing by Rimfire (each a “Cash Call”) and Evanachan shall have 10 business days from receipt of such written request to wire transfer the designated Expenditures to Rimfire’s designated bank account. Rimfire will within 60 days after the conclusion of each calendar quarter provide Evanachan with documentation confirming payment of Expenditures during such calendar quarter. Should Rimfire fail to provide Evanachan with such confirmation within such 60 days, Evanachan shall not be required to provide further monthly Cash Call advances until such confirmation is provided and all periods for incurring Expenditures shall be extended accordingly.

8.6 Rimfire, while acting as Operator, shall be entitled to an administrative fee in respect of its general overhead and administrative expenses in an amount equal to 10% of all Expenditures incurred pursuant to Approved Work Programs and Budgets. Such fees will be deemed to be Expenditures for the purpose of Section 4.2.

8.7 The Operator shall at all times maintain the Property in good standing and maintain assessment work commitments, pay such taxes, fees, option payments and grants on the Property as may be required to keep the Property in good standing, and file the maximum assessment work allowable from the Expenditures made and maintain the Property free of all liens, charges and encumbrances arising from its activities as Operator (collectively, the “Maintenance Costs”).

8.8 Rimfire will during the first year of the First Option with funds supplied by Evanachan, and Evanachan will during subsequent years of the First Option or Second Option, as applicable, maintain required work commitments and dues, fees and tax payments on the Property and file the maximum required work allowable from the Expenditures made and maintain the Property, free of all liens arising from Rimfire or Evanachan’s operations (except liens for taxes not yet due, other inchoate liens or liens contested in good faith by the Operator). All such required work and dues, fees, and taxes shall constitute Expenditures. Rimfire shall forward promptly to Evanachan all notices and other communications in connection with the Property that Rimfire receives from governmental authorities so that Evanachan may carry out its obligations in this regards.

9.0 RIGHT OF ENTRY
9.1 Throughout the Option Period the directors and officers of the Operator and its servants, agents and independent contractors, will have the sole and exclusive right in respect of the Property to:

(a)	enter thereon;

(b)	have exclusive and quiet possession thereof;

(c)	do such prospecting, exploration, development and/or other mining work thereon and thereunder as the Operator in its sole discretion may determine advisable;

(d)	bring upon and erect upon the Property buildings, plant, machinery and equipment as the Operator may deem advisable; and

(e)	remove therefrom and dispose of reasonable quantities of ores, minerals and metals for the purpose of obtaining assays or making other tests.

10.0 TRANSFER OF PROPERTY
10.1 The Property shall during the term of the First Option remain registered in the name of Rimfire Alaska or its nominee and Rimfire hereby covenants and agrees with Evanachan:

(a)	not to do or to allow Rimfire Alaska to do any act or thing which would adversely affect the rights of Evanachan hereunder;

(b)
to make available to Evanachan and its representatives all records and files in its possession relating to the Property and permit Evanachan and its representatives, at their own expense, to take abstracts therefrom and make copies thereof;

(c)	to cooperate with Evanachan to assist Evanachan in obtaining any surface, water or other rights related to the Property as Evanachan deems desirable; and

(d)	to promptly provide Evanachan with any and all notices and correspondence received by Rimfire or Rimfire Alaska from governmental or regulatory authorities with respect to the Property.

10.2 Following the exercise of the First Option or Second Option, as applicable, Rimfire will cause Rimfire Alaska to deliver to Evanachan duly executed transfer documents recording an undivided 60% or 70% interest in the Property, as applicable, free and clear of any liens, charges or encumbrances other than the Underlying Royalties.

10.3 A memorandum of this Agreement, shall, upon the written request of any party, be recorded in the office of any governmental agency so requested, in order to give notice to third parties of the respective interests of the parties in the Property and this Agreement. Each party hereby covenants and agrees with the requesting party to execute such documents as may be necessary to perfect such recording.

11.0 OBLIGATIONS OF THE OPERATOR DURING OPTION PERIOD
11.1 During the Option Period the Operator will:

(a)
provide proof of compliance with assessment filings and any filing fees or taxes to the other party (in this section, the “Non-Operator”) at least 15 days prior to the due date of any such filing or payment requirement. The Operator shall also promptly provide the Non-Operator with copies of any notices received by it from any party respecting the Property;

(b)	cooperate with Non-Operator in the design and preparation of all mineral exploration programs on the Property during the Option Period;

(c)	permit the directors, officers, employees and designated consultants of the Non-Operator:

(i)
at their own risk and cost access to the Property provided that the Non- Operator agrees to indemnify the Operator against and to save the Operator harmless from all costs, claims, liabilities and expenses that the Operator may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee or designated consultant of the Non-Operator while on the Property; and

(ii)	access to all Property Data which is in the possession of the Operator at all reasonable times subject always to Section 17.0;

(d)
while exploration and development is carried out, furnish the Non-Operator with monthly progress reports and with a final report within 60 days following the conclusion of each Work Program. The final report shall show the exploration and development performed and the results obtained and shall be accompanied by a statement of Expenditures and copies of pertinent Property Data;

(e)
deliver to the Non-Operator or on or before March 15 in each year a report (including up-to-date maps if there are any) describing the results of work done in the last completed calendar year, together with reasonable details of Expenditures made on the Property;

(f)	do all work on the Property in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority;

(g)
indemnify and save the Non-Operator harmless in respect of any and all costs, claims, liabilities and expenses arising out of the Operator’s activities on the Property and, without limiting the generality of the foregoing will, during the currency of this Agreement, carry not less than $5,000,000 in third party liability insurance in respect of its operations on the Property for the benefit of the Operator and Non-Operator as their interests appear; provided that the Operator will incur no obligation thereunder in respect of claims arising or damages suffered after termination of the Option if upon termination of the Option any workings on or improvements to the Property made by the Operator are left in a safe condition; and

(h)	deliver to the Non-Operator, forthwith after receipt by the Operator all Property Data.

12.0 TERMINATION OF FIRST OPTION
12.1 If the First Option is terminated otherwise than upon the exercise thereof pursuant to Section 5.0, Evanachan will:

(a)	leave in good standing for a period of at least one year from the termination of the First Option Period those mineral claims comprised in the Property on the date the First Option is terminated;

(b)
deliver at no cost to Rimfire within 60 days of such termination copies of all reports, maps, assay results and other relevant technical data compiled by or in the possession of Evanachan with respect to the Property and not theretofore furnished to Rimfire; and

(c)	comply with applicable laws and regulations regarding reclamation for activities carried out on the Property by or on behalf of Evanachan.

12.2 Unless otherwise agreed to by Rimfire, Evanachan will have the right, within a period of one year following the termination of this Agreement to remove from the Property all buildings, plant, equipment, machinery, tools, appliances and supplies which have been brought upon the Property by or on behalf of Evanachan, and any such property not so removed within such period will thereafter become the property of Rimfire.

12.3 If the Second Option is terminated otherwise than upon the exercise thereof pursuant to Section 6.0, the parties shall associate themselves as a joint venture pursuant to the applicable provisions of Section 7.0.

13.0 POWER TO CHARGE PROPERTY
13.1 At any time after Evanachan has exercised the First Option, Evanachan may grant mortgages, charges or liens (each a “mortgage”) of and upon the Property or any portion thereof, any mill or other fixed assets located thereon, and any or all of the tangible personal property located on or used in connection with the Property to secure financing of development of the Property, provided that, unless otherwise agreed to by Rimfire it will be a term of each mortgage that the mortgagee or any person acquiring title to the Property upon enforcement of the mortgage will hold the same subject to the rights of Rimfire hereunder as if the mortgagee or any such person had executed this Agreement as party of the first part.

13.2 Rimfire may grant a mortgage, charge or lien against its interest in the Property only with the consent of Evanachan, such consent not to be unreasonably withheld.

14.0 ASSIGNMENT AND TRANSFERS
14.1 Neither Rimfire nor Evanachan will sell or assign this Agreement or sell, assign, transfer or otherwise dispose of any of its rights, benefits and privileges hereunder or any part of its interest in the Property except upon the following conditions:

(a)
if a party (the “Transferring Party”) desires to sell, assign, transfer or otherwise dispose of all or any part of its interest in this Agreement or any of its rights, benefits or privileges hereunder or any part of its interest in the Property (the “Transferred Interest”) to a proposed purchaser (the “Purchaser”) from whom the Transferring Party shall have received a bona fide offer which it is prepared to accept, the Transferring Party shall first offer (the “Offer”) the same in writing to the other party hereto (the “Non-Transferring Party”), and at the same price and on the same terms as are offered by the Purchaser and shall therein identify such Purchaser. The Transferring Party shall also provide the Non-Transferring Party with a copy of the bona fide written offer that it has received from the Purchaser;

(b)
if the Offer is accepted by the Non-Transferring Party, the Transferring Party shall forthwith transfer to the Non-Transferring Party the Transferred Interest, upon the Non-Transferring Party paying the purchase price. If the Offer is not accepted by the Non-Transferring Party within 60 days following receipt of the Offer, then, at any time during the further period of 60 days immediately thereafter, the Transferring Party may sell, assign, transfer or otherwise dispose of the Transferred Interest to the Purchaser at the same price and on the same terms and conditions as the original offer received from the Purchaser; and

(c)	for greater certainty, nothing contained in the provisions of this Section 14.1 shall prevent any party from:

(i)
entering into any corporate reorganization, merger, amalgamation, takeover bid, plan of arrangement, or any other such corporate transaction which has the effect of, directly or indirectly, selling, assigning, transferring, or otherwise disposing of all or a part of the Transferred Interest to a Purchaser; or

(ii)
assigning a Transferred Interest to an Affiliate of such party, provided that the Transferring Party delivers to the other party notice of such assignment and provided that before such Affiliate ceases to be an Affiliate of the Transferring Party, the Transferred Interest must be assigned back to the Transferring Party.

14.2 Notwithstanding Section 14.1, Evanachan may at any time for a period of three years from the date of this Agreement sell, transfer or otherwise dispose of all of its interest in and to the Property and this Agreement to an Affiliate of Evanachan or another entity in which Rob McEwen or his family or close business associates has a substantial involvement either through equity ownership (it being understood that Rob McEwen will be the single largest shareholder of such entity) or managerial control or which is otherwise acceptable to Rimfire provided that any purchaser, grantee or transferee of any such interest will have first delivered to Rimfire its agreement related to this Agreement and to the Property, containing:

(a)
a covenant by such transferee to perform all the obligations of Evanachan to be performed under this Agreement in respect of the interest to be acquired by it from Evanachan to the same extent as if this Agreement had been originally executed by Evanachan and such transferee as joint and several obligors making joint and several covenants; and

(b)	a provision subjecting any further sale, transfer or other disposition of such interest in the Property and this Agreement or any portion thereof to the restrictions contained in this Section 14.0.

15.0 SURRENDER AND ACQUISITION OF PROPERTY
INTERESTS BEFORE TERMINATION OF AGREEMENT
15.1 Evanachan may at any time during the Option Period, elect to have any one or more of the mineral claims comprised in the Property excluded from the Property (an “Abandoned Area”) by giving notice to Rimfire of such intention.

15.2 For greater certainty, the aggregate Expenditures of US$4,800,000 as set out in Section 4.2 shall not be reduced as a result of any one or more Abandoned Areas being excluded from the Property pursuant to Section 15.1.

15.3 In the event Evanachan does not incur the minimum amount of Expenditures set out in Section 4.5 for any one or more of the four claim blocks that comprise the Property, those claims upon which minimum Expenditures have not been incurred shall be deemed to be Abandoned Areas upon the expiration of the First Option Period.

15.4 The mineral claims comprising any one or more Abandoned Areas pursuant to Sections 15.1 or 15.3 will, for all purposes of this Agreement, cease to form part of the Property.

15.5 Any claims comprising one or more Abandoned Areas shall be in good standing under the applicable laws of Alaska for at least 90 days from the earlier of the date of:

(a)	delivery to Rimfire of the notice contemplated in Section 15.1; or

(b)	actual delivery to Rimfire of notice confirming a deemed abandonment pursuant to Section 15.3.

15.6 Where any or all mineral claims comprising an Abandoned Area are held by Evanachan, Rimfire may at any time during the 90 day notice period set out in Section 15.5, deliver notice to Evanachan requesting the transfer of said mineral claims to Rimfire. Upon receipt of such notice, Evanachan will deliver to Rimfire a bill of sale or other appropriate deed or assurance in registerable form transferring such mineral claims to Rimfire.

15.7 If Rimfire fails to make request for the transfer of any mineral claims as set out in Section 15.5 within such 90 day period, Evanachan may then abandon such mineral claim without further notice to Rimfire.

16.0 FORCE MAJEURE
16.1 No party shall be liable to any other party hereto and no party shall be deemed in default hereunder for any failure to perform or delay in performing any of its covenants and agreements or in incurring Expenditures caused by or arising out of any event (a “force majeure event”) beyond the reasonable control of such party, excluding lack of funds but including, without limitation, lack of rights or permission by indigenous peoples’ groups to enter upon the

Property to conduct exploration, development and mining operations thereon, or war conditions, actual or potential, earthquake, fire, storm, flood, explosion, strike, labour trouble, accident, riot, unavoidable casualty, act of restraint, present or future, of any lawful authority, act of God, protest or demonstrations by environmental lobbyists or indigenous peoples’ groups, act of the public enemy, delays in transportation, breakdown of machinery, inability to obtain necessary materials in the open market or unavailability of equipment. No right of a party shall be affected for failure or delay of a party to perform any of its covenants and agreements hereunder or to incur Expenditures if the failure or delay is caused by one of the events referred to above. All times provided for in this Agreement shall be extended for the period commensurate with the period of delay and, so far as possible, the party affected shall take all reasonable steps to remedy the cause of the delay attributable to the events referred to above; provided, however, that nothing contained in this section shall require any party to settle any labour dispute, protest or demonstration, or to question or test the validity of any governmental order, regulation, or law or claim of right by indigenous peoples’ groups. Notwithstanding the foregoing, a force majeure event will not discharge Evanachan from its obligations under Section 11.1(a).

16.2 The party affected by a force majeure event will within five days give notice to the other party of each force majeure event under Section 16.1 and upon cessation of such event will furnish to the other party with notice to that effect together with particulars of the number of days by which the obligations of the affected party hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

17.0 CONFIDENTIAL INFORMATION
17.1 Confidentiality
Except as otherwise provided in this Agreement, each party agrees that unless it has the prior written consent of the other party, it will treat as confidential and prevent disclosure to any third parties of all Property Data and all other data and information relating to any other mineral property in which one of the parties has an interest that is provided to the other party with Property Data. This obligation shall be a continuing obligation of each party throughout the term of this Agreement and for a period of three years following termination of this Agreement. Except as expressly provided herein, each of the parties shall be entitled to all Property Data which can be reproduced and which have not previously been furnished to the party.

17.2 Public Announcements
No party shall make any announcement, press release or public statement relating in any manner to this Agreement, the Property or activities related to the Property without first furnishing the proposed text thereof to the other party and obtaining the other party’s prior approval in writing, at least three business days prior to the proposed date of such disclosure (unless otherwise agreed by the parties), which approval shall not be unreasonably withheld or delayed. Whenever practicable and appropriate, the parties hereby agree that any announcements, press releases or public statements shall be issued jointly by the parties.

17.3 Exceptions
17.3.1 The approval required by Sections 17.1 and 17.2 shall not apply to a disclosure:

(a)	to an affiliate, consultant, contractor, or subcontractor that has a bona fide need to be informed;

(b)
reasonably required by a third party or parties in connection with negotiations for a permitted transfer of an interest under this Agreement, an interest in the Property, or the acquisition of an equity or other interest in a party to such third party or parties;

(c)
to a governmental agency or to the public which the disclosing party believes in good faith is required by pertinent law or regulation or the rules or policies of any stock exchange or securities regulatory authority;

(d)	reasonably required by a party in the prosecution or defense of a lawsuit or other proceeding;

(e)	as reasonably required by a financial institution or other similar entity in connection with any financing being undertaken by a party hereto for purposes of this Agreement;

(f)	information which is or becomes part of the public domain other than through a breach of this Agreement;

(g)	information already in the possession of a party or its affiliate prior to receipt thereof from any other party or its affiliates or development of such information under this Agreement;

(h)	information lawfully received by a party or an affiliate from a third party not under an obligation of secrecy to the other party; or

(i)	following termination of this Agreement, confidential information reasonably required by a third party or parties in connection with negotiating for a transfer of an interest in the Property.

17.3.2 In any case to which this Section 17.3 is applicable, the disclosing party shall provide the proposed text to the other party prior to making such disclosure. As to any disclosure pursuant to Section 17.3.1(a), (b) or (e) only such confidential information as such third party shall have a legitimate business need to know shall be disclosed and such third party shall first agree in writing to protect the confidential information from further disclosure to the same extent as the parties are obligated under this Section 17.0.

17.4 Ordinary Course of Business
For purposes of Section 11.2 of National Instrument 51-102 - Continuous Disclosure Obligations:

(a)	each party represents and warrants that this Agreement is entered into in the ordinary course of business; and

(b)	should a party subsequently determine that this Agreement is or has become a material contract, such party covenants;

(i)	to file a redacted version of this Agreement in order not to prejudicially affect the interest of the parties;

(ii)	to consult with the other party on the preparation of such redacted Agreement; and

(iii)	that any such disclosure shall be in accordance with Section 16.3.

17.5 Privacy Legislation
Each party to this Agreement acknowledges and consents to the fact that the other party is collecting the personal information (as that term is defined under applicable privacy legislation, including the Personal Information and Protections and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect in Canada from time to time) of the other party for the purposes of completing this Agreement. Each party acknowledges and consents to the other party retaining such personal information for as long as permitted or required by law or business practice. Each party further acknowledges and consents to the fact that the other party may be required by applicable securities legislation or the rules and policies of any stock exchange to provide regulatory authorities with any personal information provided by the other party in this Agreement.

18.0 ARBITRATION
18.1 Any party may submit to arbitration pursuant to the terms of this Section 18.0 any questions or matters in dispute with respect to the accounting of monies expended by Evanachan as provided herein, or with respect to the calculation of or amounts taken into account in the determination of Expenditures.

18.2 It will be a condition precedent to the right of any party to submit any matter to arbitration pursuant to the provisions hereof, that any party intending to refer any matter to arbitration will have given not less than 15 days’ prior written notice of its intention to do so to the other party together with particulars of the matter in dispute.

18.3 On the expiration of such 15 days, the party who gave such notice may proceed to refer the dispute to arbitration as provided in Section 18.4.

18.4 The party desiring arbitration will appoint one arbitrator, and will notify the other party of such appointment, and the other party will, within 30 days after receiving such notice, appoint an arbitrator, and the two arbitrators so named, before proceeding to act, will, within 15 days of the appointment of the last appointed arbitrator, unanimously agree on the appointment of a third arbitrator to act with them and be chairman of the arbitration herein provided for.

18.5 If the other party fails to appoint an arbitrator within 30 days after receiving notice of the appointment of the first arbitrator, and if the two arbitrators appointed by the parties fail to agree on the appointment of the chairman, the chairman will be appointed under the provision of the Commercial Arbitration Act (British Columbia).

18.6 Except as specifically otherwise provided in Section 18.4 the arbitration herein provided for will be conducted in accordance with such Act.

18.7 The chairman, or in the case where only one arbitrator is appointed, the single arbitrator, will fix a time and place in Vancouver, British Columbia or Toronto, Ontario, for the purpose of hearing the evidence and representations of the parties, and he will preside over the arbitration and determine all questions of procedure not provided for under such Act or this Section 18.0.

18.8 After hearing any evidence and representations that the parties may submit, the single arbitrator, or the arbitrators, as the case may be, will make an award and reduce the same to writing, and deliver one copy thereof to each of the parties.

18.9 The expense of the arbitration will be paid as specified in the award.

18.10 The parties hereby agree that the award of a majority of the arbitrators, or in the case of a single arbitrator, of such arbitrator, will be final and binding upon each of them.

19.0 DEFAULT AND TERMINATION
19.1 Notwithstanding Sections 4.0, 5.0 and 6.0, if at any time during the Option Period Evanachan fails to perform any obligation required to be performed hereunder or is in breach of a warranty given herein, which failure or breach materially interferes with the implementation of this Agreement, Rimfire may terminate this Agreement but only if:

(a)	it first gives to Evanachan a notice of default containing particulars of the obligation which Evanachan has not performed, or the warranty breached; and

(b)
Evanachan does not, within 30 days after delivery of such notice of default, cured such default or begun proceedings to cure such default by appropriate payment or performance (Evanachan hereby agreeing that should it so begin to cure any default it will prosecute the same to completion without undue delay).

19.2 If during the First Option Period Evanachan fails to comply with the provisions of Section 19.1(b) Rimfire may thereafter terminate this Agreement, and the provisions of Section 12.0 will then be applicable.

19.3 If during the Second Option Period Evanachan fails to comply with the provisions of Section 19.1(b) Rimfire may thereafter terminate this Agreement, and the provisions of Section 12.0 will then be applicable.

19.4 Subject to the terms and conditions contained in this Agreement, provided Evanachan is not in default of its obligations, Evanachan may terminate the First Option and this Agreement upon 30 days’ advance written notice to Rimfire.

20.0 AREA OF COMMON INTEREST
20.1 The area of common interest (“Area of Common Interest”) shall be deemed to comprise that area which is included within one mile of the outermost boundary of the Property as at the date of execution of this Agreement as shown on the map attached as part of Schedule A to this Agreement. Nothing in this Agreement shall cause the Area of Common Interest to be expanded.

20.2 If at any time during the subsistence of this Agreement any party or an affiliate of any party (in this Section only called in each case the “Acquiring Party”) stakes any mining claim located wholly or partly within the Area of Common Interest referred to in Section 20.1, the Acquiring Party shall forthwith give notice to the other party of that staking the total cost thereof and all details in the possession of that party with respect to the details of the staking, the nature of the property and the known mineralization.

20.3 The other party may, within 30 days of receipt of the Acquiring Party’s notice, elect, by notice to the Acquiring Party, to require that the mineral properties and the right or interest acquired be included in and thereafter from part of the Property for all purposes of this Agreement.

20.4 If the election aforesaid is made, Evanachan shall reimburse the Acquiring Party (if the Acquiring Party is Rimfire) for the cost of staking. If the Acquiring Party is Evanachan it shall not be entitled to reimbursement of its costs of staking. In any event, all costs of staking shall be deemed to be part of the Expenditures to be incurred by Evanachan to earn an interest in the Property.

20.5 If the other party does not make the election aforesaid within that period of 30 days, the right or interest acquired shall not form part of the Property and the Acquiring Party shall be solely entitled thereto.

20.6 For greater certainty, any part of the Property abandoned by Evanachan and acquired by Rimfire pursuant to Section 15.0 shall not be subject to Section 20.2. Any part of the Property which has not been so acquired by Rimfire shall remain subject to Section 20.2.

21.0 INDEMNITY
21.1 Rimfire shall indemnify and save harmless Evanachan and its affiliates and their respective directors, officers, employees, agents, representatives, shareholders, contractors and subcontractors (collectively the “Evanachan Indemnified Parties”) from and against any claims, losses, demands, judgments, liabilities, expenses, damages, fines, charges and costs (including legal costs incurred on a solicitor and own client basis) and losses of every kind whatsoever, whether direct or indirect, which at any time or from time to time are directly or indirectly incurred or suffered by any of the Evanachan Indemnified Parties in connection with, as a result of or arising out of:

(a)	any misrepresentation or untrue warranty of Rimfire in this Agreement;

(b)	any breach of this Agreement by Rimfire; or

(c)	the performance by Evanachan and/or its affiliates of any obligations required to be performed by Rimfire under this Agreement,

but, in the case of (a) such indemnities shall survive for only a period of three years from the date of this Agreement.

21.2 Notwithstanding anything to the contrary expressed or implied in this Agreement, no indemnification shall be sought from Rimfire for any breach of this Agreement by Rimfire unless and until Evanachan has first given written notice to Rimfire specifying the particulars of such breach, and such breach has not been remedied by Rimfire within 30 days from the date of delivery of such notice.

21.3 Evanachan shall indemnify and save harmless Rimfire and its affiliates and their respective directors, officers, employees, agents, representatives, shareholders, contractors and subcontractors (collectively the “Rimfire Indemnified Parties”) from and against any claims, losses, demands, judgments, liabilities, expenses, damages, fines, charges and costs (including legal costs incurred on a solicitor and own client basis) and losses of every kind whatsoever, whether direct or indirect, which at any time or from time to time are directly or indirectly incurred or suffered by any of the Rimfire Indemnified Parties in connection with, as a result of or arising out of:

(a)	any misrepresentation or untrue warranty of Evanachan in this Agreement;

(b)	any breach of this Agreement by Evanachan; or

(c)	the performance by Rimfire and/or its affiliates of any obligations required to be performed by Evanachan under this Agreement,

but, in the case of (a) such indemnities shall survive for only a period of three years from the date of this Agreement.

21.4 Notwithstanding anything to the contrary expressed or implied in this Agreement, no indemnification shall be sought from Evanachan for any breach of this Agreement by Evanachan unless and until Rimfire first gives Evanachan written notice specifying the particulars of such breach, and such breach has not been remedied by Evanachan within 30 days from the date of delivery of such notice.

22.0 NOTICES
22.1 Each notice, demand or other communication required or permitted to be given under this Agreement will be in writing and will be sent by prepaid registered mail deposited in a post office in Canada addressed to the party entitled to receive the same, or delivered to such party, at the address for such party specified or by facsimile, in each case addressed as applicable as follows:

(a)	If to Evanachan at:

99 George Street, 3rd Floor
Toronto, Ontario
M5A 2N4

Attention: President
Facsimile: (647) 258-0408

(b)	If to Rimfire at:

Suite 700 - 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Attention: President
Facsimile: (604) 669-0898

or to such other address as is specified by the particular party by notice to the others.

22.2 The date of receipt of such notice, demand or other communication will be the date of delivery thereof if delivered or the date of sending it by facsimile, or, if given by registered mail as aforesaid, will be deemed conclusively to be the third day after the same will have been so mailed except in the case of interruption of postal services for any reason whatever, in which case the date of receipt will be the date on which the notice, demand or other communication is actually received by the addressee.

22.3 Either party may at any time and from time to time notify the other party in writing of a change of address and the new address to which notice will be given to it thereafter until further change.

23.0 GENERAL
23.1 This Agreement will supersede and replace any other agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement.

23.2 No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance of such other of its obligations hereunder will be deemed or construed to be a consent to or a waiver of any other breach or default.

23.3 The parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the parties in the Property.

23.4 This Agreement and any other writing delivered pursuant hereto may be executed in any number of counterparts with the same effect as if all parties to this Agreement or such other writing had signed the same document and all counterparts will be construed together and will constitute one and the same instrument.

23.5 This Agreement will be governed and construed according to the laws of the Province of British Columbia and the laws of Canada applicable therein and the parties hereby attorn to the jurisdiction of the Courts of British Columbia in respect of all matters arising hereunder.

23.6 This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the corporate seals of Rimfire and Evanachan have been hereunto affixed in the presence of their duly authorized officers in that behalf.

EVANACHAN LIMITED

Per: "R. McEwen"
Authorized Signatory

RIMFIRE MINERALS CORPORATION

Per: "D. Caulfield"
Authorized Signatory

RIMFIRE ALASKA LTD.

Per: "D. Caulfield"
Authorized Signatory

528557-000001-943886v3

SCHEDULE A

DESCRIPTION OF THE PROPERTY

528557-000001-943886v3
A1

SCHEDULE B

ACCOUNITNG PROCEDURE

528557-000001-943886v3
B1

SCHEDULE C

NET SMELTER RETURNS ROYALTY

528557-000001-943886v3
C1

SCHEDULE D

UNDERLYING ROYALTIES

528557-000001-943886v3
D1